UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

307675108

(CUSIP Number)

December 31, 2017

Date of Event Which Requires Filing of the Statement

heck the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,027,681 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,027,681 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,681 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.1% as of December 31, 2017 (based on 16,843,270 shares of common stock issued and outstanding per Farmer Bros. Co. Form 10-Q dated November 7, 2017).

12.	Type of Reporting Person IA/CO

CUSIP No. 307675108		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Douglas Granat

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,027,681 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,027,681 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,681 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.1% as of December 31, 2017 (based on 16,843,270 shares of common stock issued and outstanding per Farmer Bros. Co. Form 10-Q dated November 7, 2017).

12.	Type of Reporting Person IN/HC

CUSIP No. 307675108		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,027,681 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,027,681 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,681 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.1% as of December 31, 2017 (based on 16,843,270 shares of common stock issued and outstanding per Farmer Bros. Co. Form 10-Q dated November 7, 2017).

12.	Type of Reporting Person IN/HC

CUSIP No. 307675108		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,027,681 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,027,681 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,681 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.1% as of December 31, 2017 (based on 16,843,270 shares of common stock issued and outstanding per Farmer Bros. Co. Form 10-Q dated November 7, 2017).

12.	Type of Reporting Person IN/HC

CUSIP No. 307675108		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Bradley F. Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,027,681 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,027,681 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,681 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.1% as of December 31, 2017 (based on 16,843,270 shares of common stock issued and outstanding per Farmer Bros. Co. Form 10-Q dated November 7, 2017).

12.	Type of Reporting Person IN/HC

CUSIP No. 307675108		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Steven R. Monieson

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,027,681 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,027,681 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,681 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.1% as of December 31, 2017 (based on 16,843,270 shares of common stock issued and outstanding per Farmer Bros. Co. Form 10-Q dated November 7, 2017).

12.	Type of Reporting Person IN/HC

CUSIP No. 307675108		13G

Item 1(a)	Name of Issuer: Farmer Bros. Co.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 13601 North Freeway, Suite 200 Fort Worth, Texas 76177

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)

Citizenship

Trigran Investments, Inc.

630 Dundee Road, Suite 230

Northbrook, IL 60062

Illinois company

Douglas Granat

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Steven G. Simon

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Bradley F. Simon

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Steven R. Monieson

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

2(d)	Title of Class of Securities: Common Stock, $1.00 par value
2(e)	CUSIP Number: 307675108

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No. 307675108	13G

Item 4	Ownership:(1)
(a) Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
(b) Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
(ii) Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
(iii) Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
(iv) Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

(1)  Douglas Granat, Lawrence A. Oberman, Steven G. Simon, Bradley F. Simon and Steven R. Monieson are the controlling shareholders and/or sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments, Inc.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Owners of accounts managed by Trigran Investments, Inc. have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.  No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13G relates.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

CUSIP No. 307675108	13G

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2018

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name:	Lawrence A. Oberman
Title:	Executive Vice President and Director

/s/ Douglas Granat
Douglas Granat

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Steven G. Simon
Steven G. Simon

/s/ Bradley F. Simon
Bradley F. Simon

/s/ Steven R. Monieson
Steven R. Monieson

CUSIP No. 307675108	13G

INDEX TO EXHIBITS

PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	1